

BRANE



BRANE

Software company developing AI software for the Oil and Gas Industry

INVEST NOW!

Please refer to disclosers herein below

HIGHLIGHTS   OVERVIEW   PITCH DECK   OPPORTUNITY   TEAM   PRESS   TERMS   DISCUSSION   **INVEST NOW!**

HIGHLIGHTS

Welcome to the Future of Oil and Gas Mineral Investing

Oil and Gas investments have always been a market for those investors with deep pockets. Now, anyone with as little as $300 can invest in a cutting-edge AI technology company that's transforming the oil and gas mineral investment industry and indirectly allowing you to participate in a market not available before.

- **Executives have experience in the field of drilling oil and gas wells.**
- **Over 25+ years in building data-driven software companies.**
- **Executives have bought and sold many producing oil and gas properties.**
- **We created a method utilizing AI to mine the oil well creation process's inefficiencies and determine future well locations.**

OVERVIEW

Brane Inc. is the combination of 20+ years of extensive experience in all facets of the oil and gas industry and 30+ years in developing powerful data-driven software. Combining the two, you get oil and gas insight with data-driven intelligence that unlocks finding the next location to where the major oil companies will be drilling in the future.

ownership in a well that carries monthly expenses, where you are required to pay your portion of each additional well drilled, owning minerals has zero monthly fees! If purchased in the right location and drilling produces multiple wells, you increase your revenue at no added cost.

Up to 12 Million mineral rights owners are in the US, with 80% of all the drilling performed on these private lands. The large base provides an excellent demand for Brane Inc.'s AI software to be used to identify the most lucrative of these mineral rights. Because companies have limited capital to spend, it makes sense to purchase properties with the highest likelihood of wells being drilled on these private lands.

COMPANY PITCH DECK



Download Brane Pitch Deck

INNOVATIVE PRODUCT

In reviewing the competition market, while a few companies use AI in the oil and gas space, their AI is focused on what an oil and gas company already owns and is used to determine how to maximize their drilling efforts. Brane's AI is used to find the digital bread crumbs and determine where the future next property will be drilled. These properties become very valuable once the drilling begins and the competitive advantage of our software is its predictive capabilities. Brane's AI will pick up what humans cannot see by sorting through massive amounts of data and finding patterns not previously perceived.



Generated
Stored
Processing
Insights
Big Data
Artificial Intelligence
Structured and unstructured (ex. video) data
Data is stored in databases and servers
Process the data using CPU/GPUs and AI algorithms to detect patterns
Predictive signals are generated

OPPORTUNITY

In the future, Brane believes that there are additional opportunities to utilize the data and create more AI-focused product lines. Brane is the current thought leader in AI for the oil and gas mineral space, and Brane is creating an entirely new industry in the energy market.



ENERGY IS PART OF EVERY HOUR OF YOUR DAY – AND NIGHT
5:30 A.M.
7:35 A.M.
9:45 A.M.
11:10 A.M.
1:25 P.M.
4:30 P.M.
7:30 P.M.
9:00 P.M.
11:10 P.M.
COFFEE SHOP
MARKET
H

PRESS ON OIL AND GAS





February 10, 2021 – Sentimental journey commodity supercycle (jpmorgan.com)

February 11, 2021 – JPMorgan Says Commodities May Have Just Begun a New Supercycle | Financial Post

February 11, 2021 – J.P.Morgan Sees Commodity Supercycle Already Kicking Off (bloombergquint.com)

February 15, 2021 – A new commodity 'Super-Cycle' is here – What's next for prices? [Video] (fxstreet.com)

The Super Cycle in Oil and Gas



TERMS

Minimum Investment

$ 300

Pre-money Valuation

$ 50,750,000

Maximum raise

$ 1,070,000

Raised to date

PERKS

- While the minimum investment is $300, we offer a first-time-only incentive plan for investors.
- Amounts of $500 to $999 earn an additional 5% in shares. (e.g., $500 purchases 100 shares at $5 per share, the added incentive is five shares for a $25 incentive)
- Amounts over $1000 earn an additional 10% in shares. (e.g., $1000 purchases 200 shares at $5 per share, the added incentive is 20 shares for a $100 incentive)

MANAGEMENT TEAM



PAUL CARLISLE

CO-FOUNDER AND CEO

- Personally operated and drilled oil wells in Texas
- Bought and sold numerous oil and gas producing properties
- Executive management in several oil and gas companies

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JAMES McCONNAUGHAY

CO-FOUNDER AND COO

- Over 20 years experience in data science
- Developed Business Intelligence applications managing multi-terabyte databases
- Created automation solutions for data processing that processed billions of records

Read More



TABITHA EDWARDS

CHIEF OF STAFF AND EXECUTIVE PROJECT MANAGEMENT

- Over 13 years experience in administrative and accounting in the Oil and Gas industry
- Skilled management of large complex projects involving multiple virtual global teams
- Work with other management team members to create numerous projects' vision and goals and ensure completion within budget and time.

Read More

USE OF PROCEEDS

22%	42%

DOCUMENTS



Form C



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DISCUSSION

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FAQ

▲ 1. Why invest in startups?

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

▲ 2. What types of securities can I buy on DirectCF?

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

▲ 3. How much can I invest?

▲ 4. How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

▲ 5. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

▲ 6. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with DirectCF.

▲ 7. What do I need to know about early-stage investing? Are these investments risky?

Companies on DirectCF are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

▲ 8. When will I get my investment back?

The companies listed on DirectCF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (undergoes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur. It can take 5-7 years (or longer) to see a distribution, as it takes years to build companies. In many cases, there will not be any distribution as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive restricted stock that may be subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

▲ 9. Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares become unrestricted and can be sold freely.

Exceptions to selling shares during the one-year lock up include:

- to the company that issued the securities;
- to an accredited investor;
- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);
- in connection with your death or divorce or other similar circumstance;

▲ 10. What information does DirectCF collect from Issuers related to their offering?

the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the DirectCF platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the exact process for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and DirectCF. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

▲ 11. What happens if a company does not reach their funding goal?

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

▲ 12. How can I learn more about a Company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

▲ 13. What if I change my mind about investing?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@directcf.com.

▲ 14. How do I contact someone at DirectCF?

if you have questions that have not been answered in the FAQ, please email our Investor Support Team at investor@directCF.com

